DEBELLATION BREWING CO.

Form C/A-R

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	DEBELLATION BREWING CO.
State of Organization	GA
Date of Formation	04/28/2019
Entity Type	Corporation
Street Address	822 Longwood Dr, Richmond Hill, GA 31324
Website Address	https://www.debellationbrewing.com/

(B) Directors and Officers Of the Company

Name	Position	Officer Since	Past Experience
Teresa Goodell	Treasurer	2019	List any other titles and dates of positions held (with this business or other employers) during the past three years with an indication of job responsibilities. For example: Owner — Restaurant - Bought a struggling tiny Irish Pub of 1100sf with $220k in gross revenue in 2017 and expanded it later that year to almost 4000sf with $1.25 million in gross revenue by the end of 2019. Duties included hiring/firing, payroll, inventory management, accounts receivables/payables, and of course filling in positions wherever needed when we had no replacements or call-ins. Hands on ensures success!
David Goodell	CEO	2019	List any other titles and dates of positions held (with this business or other employers) during the past three years with an indication of job responsibilities. For example: Owner — Restaurant - Bought a struggling tiny Irish Pub of 1100sf with $220k in gross revenue in 2017 and expanded it later that year to almost 4000sf with $1.25 million in gross revenue by the end of 2019. Sold it to pursue the passion of brewing beer in a real brewery! We had awards after awards culminating with Bryan County's Best Chef! That Irish pub continues to do well under the new ownership! Duties included all marketing and advertising, hiring/firing and training of all staff (35-40 employees), payroll, inventory management, accounts receivables/payables, filing of all state and federal forms and tax payments, and of course filling in positions wherever needed when we had no replacements or call-ins. You name it, I did it along with help from my wife. I had my hands in every aspect of the business on a daily basis. Hands on ensures success! Started as homebrewer back in 2013 and created a brewing club in 2015 consisting of locals and other interested people. Taught others the fine art of brewing on a 1/2BBL pro-series Blichmann hybrid setup. We met monthly and also with other breweries in the area for feedback and mentoring. David Goodell has since won back to back competitions in the annual Domras Cup for 2019 and 2020.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power
Teresa Goodell	43%
David Goodell	44%

(D) The Company's Business and Business Plan

Intended Use of Funds
 Payroll on hold due to delays
 City alcohol license secured

 Debellation Brewing Co. will be the only craft beer brewery based in the city of Richmon Hill, Georgia. The Company specializes in producing delicious new-styled Craft Beer. Debellation Brewing is offering a range of craft beers with twelve unique flavors that are in demand among consumers. The Company's management is extensively experienced with expert craft beer making knowledge, understanding consumer preferences and working with a particular goal to satisfy their customers by introducing innovative flavors in the Craft beer industry. Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish.Why Debellation Brewing Co?No local brewery in the city of Richmond Hill or anywhere within a 30-minute driveExtremely experienced owners with proven experience of over five years. Their prior knowledge of restaurant ownership is also an asset when they bought a struggling 1100sf Irish Pub in 2016 with $220k in annual gross revenue and transformed it into a 4000 square feet Irish pub with roughly $1.4 million in annual gross revenue by 2019. This additional local business will also allow Debellation Brewing Co. to take benefit of their built-in customer base right from the start, an advantage over many other brewery start-ups.The community of loyal customers is desperately waiting for the launch of Debellation BrewingDebellation Brewing Co strongly believes in unique flavor combinations and aims to introduce unique products to exceed the expectations of beer consumers.Prime Location with several hotels, motels and gas stations in the immediate vicinity.Business Model: Debellation Brewing Co. will be operating as a wholesaler and retailer both. The Company's activities will involve the following:Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce premium craft beers.Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of craft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future.In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry. Phases: Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

 Teresa Goodell
 General Manager
 Mrs. Goodell is the General Manager of Debellation Brewing Co. Teresa is also a military Veteran! She is a highly motivated individual who excels at whatever she does. She has been preparing and researching for this venture for the past few years co-running their prior restaurant, learning HR, staffing and payroll. Her strategic planning and execution make her well suited to lead the Company as 2nd in command!

(E) Number of Employees

The company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the oHering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(G) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage	0.90%
Payment Deadline	12/31/2028
Maximum Payment Multiple	
Early Investors	1.5x
All Other Investors	1.35x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	4.61%

(H) Indebtedness of the Company

Title	Amount ($)	Interest %	Maturity Date
Mainvest Revenue Share Note	65500	2.4% of revenue until	2028-01-01
Mainvest Revenue Share Note	35600	1.28% of revenue unti	2028-01-01
Mainvest Revenue Share Note	30000	1.08% of revenue unti	2028-01-01
Mainvest Revenue Share Note	13700	Additional 0.49% of r	2028-01-01
Mainvest Revenue Share Note	35500	Additional 1% of reve	2028-01-01
Mainvest Revenue Share Note	25000	Additional 0.9% of re	2028-01-01
Mainvest Revenue Share Note	24500	Additional 0.9% of re	2028-01-01
eLease Funding Inc	100000		2023-12-20
eLease Funding Inc	19740		2027-12-02
eLease Funding Inc	11484		2024-03-24

(I) Other Offerings of Securities within the Last Three Years

August 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $67,700 Please refer to the company's Form C/U dated November 12th, 2020 for additional disclosures.
November 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $36,600 Please refer to the company's Form C/U dated January 21st, 2021 for additional disclosures.
January 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $30,000 Please refer to the company's Form C/U dated February 26th, 2021 for additional disclosures.
March 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $13,700 Please refer to the company's Form C/U dated April 12th, 2021 for additional disclosures.
March 2023 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $35,500 Please refer to the company's Form C/U dated May 30th, 2023 for additional disclosures.
September 2023 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $25,000 Please refer to the company's Form C/U dated October 11th, 2023 for additional disclosures.
November 2023 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $24,500 Pleaserefer to the company's Form C/U dated December 21st, 2023 for additional disclosures.

(J) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(K) Our Compliance with Reporting Obligations

The Company has not filed an annual report prior to this Form C/A-R.

Tax Information

Financial Statements Line Item	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$335,912.00	$367,928.00
Cash	$2,486.00	$6,487.00
Accounts Receivable	$0.00	$0.00
Short-term debt	$0.00	$46,493.00
Long-term debt	$204,413.00	$227,227.00
Revenues	$538,940.00	$267,116.00
Costs of Good Sold	$133,705.00	$37,371.00
Taxes Paid	$0.00	$0.00
Net Loss	$20,613.00	-$34,506.00